Via Facsimile and U.S. Mail
Mail Stop 4720

October 27, 2009

Gregg Zahn
President and Chief Executive Officer
First Trinity Financial Corporation
7633 East 63rd Place, Suite 230
Tulsa, Oklahoma 74133

Re: **First Trinity Financial Corporation**
 Form 10-K for Fiscal Year Ended December 31, 2008
 Filed April 14, 2009
 Form 10-K Amendment No. 2 for Fiscal Year Ended December 31, 2008
 Filed October 1, 2009
 File No. 000-52613

Dear Mr. Zahn:

 We have completed our review of your Form 10-K and Form 10-K Amendment
No. 2 and have no further comments at this time.

 Sincerely,

 Joel Parker
 Accounting Branch Chief